Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: November 29, 2021

FISCALNOTE ANNOUNCES ACQUISITION OF
GLOBAL MARKET INTELLIGENCE LEADER FRONTIERVIEW

Washington, D.C.-based FrontierView will complement, enhance and expand FiscalNote’s existing world-
class geopolitical intelligence capabilities on a global scale

WASHINGTON, D.C. – November 29, 2021 – FiscalNote, a leading technology provider of global policy and market intelligence, announces its acquisition of FrontierView (“Frontier Strategy Group, LLC”), a fast-growing Washington, D.C.-based technology company that empowers over 4,000 business professionals at more than 250 global companies with world class strategic market intelligence including award-winning research, economic and industry data, a senior executive network, and analyst advisory services through data, insights, and analytical tools to power business decisions.

Originally founded in 2008 as Frontier Strategy Group, FrontierView will continue to be led by Chief Executive Officer, Richard Leggett, and its current management team. It serves the worldʼs largest corporations including Adidas, Cisco, Clorox, Medtronic, Nike, and Sanofi among others, and partners with organizations such as The Wall Street Journal. From its offices in Washington, D.C., London and Singapore, FrontierView provides a unique brand of strategic market intelligence through a proprietary cloud-based SaaS platform. The company covers more than 200 markets globally, specializing in macroeconomics, geopolitics, state policy, regional politics, healthcare, and business strategy.

“FrontierView sits at the intersection of diversification and market development within FiscalNote’s overall corporate strategy,” said FiscalNote co-founder and CEO, Tim Hwang. “By further expanding our international coverage and enhancing our holistic content offerings, FrontierView aligns with our proven corporate pathway of rapid and durable growth through organic initiatives and opportunistic acquisitions.”

With robust research capabilities, expanded global reach, and a strong base of highly recurring revenue, FrontierView will complement, reinforce, and enhance FiscalNote’s existing world-class political intelligence capabilities, while fully leveraging the company’s diversified portfolio within the global risk, ESG, and geopolitical advisory product suite. In addition, the complementary nature of this acquisition will provide quick-to-market cross-selling and upselling opportunities to customers across each company’s respective client bases, as well as across key market segments and in new regional markets around the world. As evidence of its broad global reach, a vast majority of both FrontierView's client base, research coverage, and geographic revenue are derived from outside the U.S.

“At FrontierView, we have been on a relentless mission to provide the world’s best market intelligence and advisory services for global business professionals,” said FrontierView CEO, Richard Leggett. “We are inspired by FiscalNote’s vision and could not be more excited to join the FiscalNote family. Through this combination, we see an opportunity to accelerate our strategic vision in an effort to better serve a broader set of our clients’ market intelligence needs.”

The acquisition was completed at multiples in line with previous transactions of similar scale and is expected to be value accretive in 2021 and beyond for shareholders. With a strong base of highly recurring revenue, the growth of FrontierView’s subscription business is expected to accelerate with access to larger capital resources and deeper sales force capabilities.

“We are continuing to execute against the business plan and are immediately seeing the benefits we outlined as part of our announcement to bring the company public,” noted Hwang. “FiscalNote remains on track to exit 2021 at a revenue run-rate in line with the projections and M&A goals set out in our business combination with Duddell Street.”

On November 8, 2021, FiscalNote and Duddell Street Acquisition Corp. (Nasdaq: DSAC), a publicly traded special purpose acquisition company, announced they have entered into a definitive business combination agreement that, upon closing (which is subject to regulatory review and customary closing conditions), will result in FiscalNote becoming a publicly listed company with a pro forma market capitalization of approximately $1.3 billion. Upon closing, the combined company will operate under the FiscalNote name and trade on the Nasdaq under the ticker symbol “NOTE”.

About FrontierView

FrontierView is a premier market intelligence and advisory services firm. Over 4,000 global business professionals at over 250 multinational corporations rely on FrontierView’s subscription, world-class technology and consulting solutions to power and inform their strategic planning, ongoing market monitoring, and international growth initiatives. FrontierView operates globally with dedicated practices focused on Asia Pacific, Latin America, Europe, the Middle East and Africa, North America, and Healthcare. FrontierView is headquartered in Washington, D.C. with offices in London and Singapore. To learn more about FrontierView, visit FrontierView.com.

About FiscalNote

FiscalNote is a leading global technology provider of legal and policy data and insights. By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity. Home to CQ, Roll Call, Oxford Analytica, and VoterVoice, FiscalNote empowers clients worldwide to monitor, manage, and act on the issues that matter most to them. To learn more about FiscalNote and its family of brands, visit FiscalNote.com and follow @FiscalNote.

Contacts:

Media
FiscalNote
Nicholas Graham
press@fiscalnote.com

Investors
ICR, Inc. for FiscalNote
Sean Hannan
IR@fiscalnote.com

Additional Information and Where to Find It

For additional information on the proposed business combination, see Duddell Street’s Current Report on Form 8-K, which was filed November 8, 2021. In connection with the proposed business combination, Duddell Street intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, which will include a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated prospectus is October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.